April 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ruairi Regan
Pam Howell

Re:	Groundfloor Loans 2 LLC
Offering Statement on Form 1-A
Filed December 31, 2024
File No. 024-12552

Ladies and Gentlemen:

On behalf of our client, Groundfloor Loans 2 LLC (the “Company” or “Groundfloor Loans 2”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated January 24, 2025 (the “Comment Letter”) with respect to the above-referenced draft Offering Statement on Form 1-A filed by the Company on December 31, 2024.

Concurrently with the filing of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Form 1-A filed December 31, 2024

Summary, page v

1.	We note your disclosure on page x that your Sponsor’s real estate professionals acting on behalf of your Manager must determine which investment opportunities to recommend to you and other Groundfloor or affiliated entities and that your Sponsor may organize, in the future, similar programs to the one you are offering here; however, it appears your Sponsor has already organized at least one similar program, Groundfloor Loans 1 LLC. Please revise the prior performance disclosure beginning on page 45 to include Groundfloor Loans 1 LLC and any other similar programs affiliated with your Sponsor. Please also describe clearly any conflicts of interest regarding the allocation of investment opportunities given both you and Groundfloor Loans 1 LLC appear to have the same business objectives. Clarify how loans will be allocated by the Manager. Add risk factor disclosure as appropriate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

Response: The Company respectfully advises the Staff that it has revised the prior performance disclosure to include information about Groundfloor Loans 1 LLC, where applicable. The Company further respectfully notes to the Staff that the Groundfloor Loans 1 LLC offering ceased in 2024, consistent with the disclosure included in its qualified Offering Statement. Therefore, there are no conflicts of interest to disclose as it relates to the potential allocation of investment opportunities between the Company and Groundfloor Loans 1 LLC. Notwithstanding the forgoing, the Company notes the existing disclosures regarding conflicts on pages x, 14-15, 24-25, and 68-71 of the Offering Statement.

Advertising, Sales and other Promotional Materials, page 34

2.	We note that you intend to use additional advertising, sales and other promotional materials in connection with your offering and that such materials "are not to be considered part of this Offering Circular." Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 35 to clarify that they will only be offered consistent with the requirements of Rule 255 of Regulation A. Separately, the Company respectfully advises the Staff that the Groundfloor website is operated by our Sponsor and contains marketing materials about the Groundfloor platform generally that are not intended to market the Groundfloor 2 offering specifically. Notwithstanding the foregoing, the Company advises the Staff that all material on the Groundfloor Platform includes the appropriate legends and hyperlinks required by Rule 255.

Plan of Distribution, page 34

3.	Given that this offering is at a fixed price, please remove the statement that "the number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription" or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 34.

Arbitration Provision, page 37

4.	Please reconcile your disclosure here and elsewhere in your offering statement that arbitration will be conducted in the State of Georgia with section 12.13(a) of the form of Operating Agreement which references the Washington D.C. metro area. Please also expand the disclosure to include the risks of such provision, such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Lastly, please also disclose whether this provision applies to purchasers in secondary transactions.

Response: In response to the Staff’s comments, the Offering Statement has been revised on pages 27, 37 and 65 to include additional disclosure regarding the type of risks noted by the Staff. Additionally, the Company respectfully notes that the forms of Operating Agreement and Subscription Agreement has been revised to provide for arbitration in the State of Georgia.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

Estimated Use of Proceeds , page 39

5.	We note your disclosure that you will reimburse your manager for organization and offering expenses paid on your behalf, which are estimated to total up to $105,000. Please disclose the amount of organization and offering expenses incurred to date by your manager. Please also disclose your accounting policy for organization and offering costs.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 39.

Management Compensation, page 56

6.	We note your disclosure that you will pay the Manager fees for the special servicing of non-performing assets. Please clarify what you mean by special servicing in this context and explain how such fees will be determined.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages vii and 56.

Security Ownership of Management, page 57

7.	With respect to each principal shareholder that is a legal entity, please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 57. The Company respectfully advises the Staff that such disclosure have been revised to identify those securityholders that beneficially own more than 10% of one or more classes of securities of Groundfloor Finance Inc.

Appendix A: Prior Performance Tables

Table III — Operating Results of Prior Programs, page A-3

8.	We note your disclosure of combined operating results of prior programs in Table III. It appears that Groundfloor Finance, Inc.'s total members' equity for 2024 Interim and Groundfloor Real Estate 1 LLC's total members' equity for the year ended December 31, 2023 does not reconcile correctly when calculating total assets minus total liabilities. As such, please reconcile these apparent discrepancies, or advise.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

Response: The Company acknowledges the Staff’s comment and has revised the Table III disclosures on pages A-3 – A-6. The Company acknowledges the differences between total assets less total liabilities and the Offering Circular has been amended in the following ways to reflect the correct financial information of the entities:

•	Groundfloor Finance: interim 2024 figures have been updated to reflect final 2024 figures.
•	Groundfloor Real Estate 1: 2023 total liabilities have been updated to $25,494,257 from $25,325,331.

Table IV - Results of Completed Programs , page A-7

9.	Please include footnote disclosure explaining how annualized return on investment was calculated for the periods presented.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page A-7.

Index to Financial Statements of Groundfloor Loans 2 LLC, page F-1

10.	We note that you will rely on Groundfloor Finance Inc., the sole member of the company as of December 31, 2024, to originate, service, and asset manage your loans. Please tell us your consideration to include financial statements of Groundfloor Finance Inc. in your filing.

Response: The Company acknowledges the Staff’s comment and respectfully notes that financial statements for our Sponsor are not required to be included in the Offering Statement. The general instructions of Part F/S of Form 1-A provide that the financial statements of the issuer are required to be filed as part of the offering statement and included in the offering circular. In certain circumstances, financial statements of other entities are required in the case of (i) guarantors and issuers of guaranteed securities and (ii) affiliates whose securities collateralize an issuance. Our Sponsor does not fall into any of the categories set forth above that would require the inclusion of such financial statements in the Company’s Offering Statement.

Notwithstanding the foregoing, and consistent with the Staff’s observations regarding the disclosures of non-traded REITs discussed in CF Disclosure Guidance (Topic No. 6), the Company believes that disclosure included in the prior performance tables addresses the provision of relevant information to investors about the Sponsor in situations where a newly-formed non-traded REIT, like the Company, is raising capital through the sale of securities but does not yet own real estate assets, has little operating history and has yet to identify specific assets to acquire with the offering proceeds.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

Exhibits

11.	Please revise the legality opinion filed as Exhibit 12.1 to also opine as to whether the shares will be nonassessable, as required by Item 17.12 of Part III of Form 1-A.

Response: The Company respectfully advises the Staff that the legality opinion filed as Exhibit 12.1 (the “Opinion”) has been prepared in accordance with the guidance of Section II(B)(1)(b) of Staff Legal Bulletin No. 19 (the “Bulletin”), which provides that “[w]hen a limited liability company, limited partnership or statutory trust issues equity securities in a registered offering, the staff interprets the Commission’s rules to require the legal opinion to address whether: (i) the securities will be, when sold, legally (or validly) issued; and (ii) purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities.” As the Opinion provides that the shares “will be validly issued and fully paid,” the Company respectfully notes that is has been prepared in compliance with the guidelines set forth by the Bulletin.

General

12.	Please tell us if you have relied upon Foti, Flynn, Lowen, & Co PC, the independent auditor for your balance sheet and related notes as of November 30, 2024, as experts. In addition, please have your auditor amend their consent to acknowledge the reference to them under the caption "Experts," if applicable. Reference is made to Item 17 paragraph 11 of the instructions to Form 1-A.

Response: The Company respectfully notes that Foti, Flynn, Lowen and Co PC are auditors and consented to the inclusion of its report dated December 20, 2024, with respect to the balance sheet of Groundfloor Loans 2 LLC.

13.	We note that the website contains disclosures regarding expected returns. Please remove such statements, as they are not consistent with the disclosure in this offering circular and given the company is a blind pool, it is unclear the company has a basis for such estimated returns. Similarly, we note references to an auto investor account; yet there is no disclosure of such auto invest feature in the disclosure in the offering circular. Please reconcile this and any other inconsistent disclosure on the website.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the website has been updated.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 415-395-8019 (office direct) or zachary.fallon@lw.com.

Very truly yours,

/s/ Zachary Fallon
Zachary Fallon
of LATHAM & WATKINS LLP